Golden Bull Limited

707 Zhang Yang Road, Sino Life Tower, F35,

Pudong, Shanghai, China 200120

Tel: + (86) 021-61659027

December 22, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Dietrich A. King

Re:

Golden Bull Limited

Amendment No. 2 to

Draft Registration Statement on Form F-1

Submitted October 31, 2017

CIK No. 0001710350

Dear Deitrich:

On behalf of Golden Bull Limited., a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 9, 2017, regarding the Draft Registration Statement on Form F-1 filed with the Commission on October 31, 2017.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments are being made in the Company’s Registration Statement on Form F-1 (the “Registration Statement”), which is confidentially submitted contemporaneously with the submission of this letter.

General

1.

We note your disclosure that you attract borrowers primarily through lending and guarantee companies (page 64), that you have been dependent on a limited number of lending and guarantee companies (page 83), and that lending and guarantee companies are under no contractual obligation to continue partnering with you. Please revise to disclose the approximate number of lending and guarantee companies you partner with and disclose any concentrations in the volume of business transacted with a particular lending or guarantee company. Refer to ASC 275-10-50 for guidance.

As of December 31, 2016, we partnered with an aggregate of 4 lending and guarantee companies of loans facilitated through our platform. As of June 30, 2017, we partnered with an aggregate of 11 lending and guarantee companies of loans facilitated through our platform. In response to the Staff’s comment, we have added the forgoing disclosure on page 2, 59 and 60 in the Registration Statement.  Thus, no disclosure of any concentrations in the volume of business transacted with a particular lending or guarantee company is required as no individual lending or guarantee company transacted with us resulted in 10% or more of our total loans for the year ended December 31, 2016 and for the six months ended June 30, 2017.

Prospectus Summary, page 1

2.

We note your new risk factor on page 47 regarding the substantial influence possessed by Messrs. Zeng and Liu. Please disclose this risk in your prospectus summary, too, or tell us why you believe such disclosure is unnecessary. Please refer to Item 3 to Form F-1, Item 503 of Regulation S-K, and Instruction to Paragraph 503(a) thereunder.

In response to the Staff’s comment, we have revised our disclosure in the Registration Statement.

The Offering, page 10

3.

We note the revised terms of your underwriting agreement. Please disclose whether the estimates of your offering proceeds assume placement discounts and commissions of 8%, 4%, or some combination thereof. Please make corresponding revisions to your Use of Proceeds section.

We have engaged a new underwriter, who has agreed to underwrite our initial public offering on a firm commitment basis. The underwriter will receive discounts and commissions equal to 6% of the initial public offering price, among others. We have revised our disclosure under relevant sections including Use of Proceeds in the Registration Statement to reflect the current arrangement.

Use of Proceeds, page 49

4.

We note your revisions in response to comment 6 as well as your disclosure on the cover page that you “will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China.” Please disclose the amount of your proceeds, if any, that you believe you will be able to remit to China immediately following the completion of the offering. If the proceeds you are able to remit to China immediately following your offering are materially less than your minimum offering amount, please disclose whether you still “expect to allocate amounts in approximately the same percentages” as outlined.

As a result of the change in underwriters as discussed in our response above, we have updated our disclosure under the Use of Proceeds section to reflect our current offering terms as well as address the Staff’s comment herein.

Description of Share Capital

Ordinary shares, page 110

5.

We note your revisions in response to comment 4 as well as your disclosure on page 5 that you are exempt from the proxy rules as a foreign private issuer. Please disclose whether you are required under Cayman Islands law to provide shareholders with a proxy statement designating a proxy at your meeting or if shareholders are personally responsible for designating an individual to serve as their proxy and attend the meeting in person on their behalf, in accordance with paragraphs 57 through 60 of your Articles of Association, attached as Exhibit 3.3. In addition, regarding the percentage of paid-up capital required to demand a poll vote, please clarify for us whether it is 15%, as your revised disclosure on page 110 indicates, or 10%, as paragraph 40 of your Articles of Association indicate, and revise your disclosure as necessary.

In the Cayman Islands, the rules governing general meetings and proxies are governed by the company’s memorandum and articles of association.  It is not a requirement under Cayman Islands law that a company provide shareholders with a proxy form when sending out notices of general meetings but it is standard practice to do so. The percentage of paid up capital required to demand a poll is 15% as indicated in Article 47 and this is consistent with the disclosure on page 110.  Article 40 of the articles of association states the percentage of paid up capital required to requisition a general meeting which is 10%.

Warrants, page 112

6.

Please disclose the terms of the warrants issued to your underwriters and being registered in this offering.

In response to the Staff’s comment, we have disclosed the terms of the underwriters’ warrants in the Registration Statement.

We thank the Staff in advance for its consideration of the Registration Statement.  Should you have any questions regarding the foregoing, please contact David Selengut, Esq. or Ari Edelman of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

/s/ Erxin Zeng

Erxin Zeng

cc:

Ellenoff Grossman & Schole LLP

Kaufman & Canoles, P.C.

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